India Globalization Capital, Inc.
P.O. Box 60642
Potomac, Md. 20859-0642

June 11, 2008
VIA EDGAR

Jeffrey Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E., Stop 7010
Washington, DC 20549

Re:	SEC Letter dated May 14, 2008 in regards to India Globalization Capital, Inc., Form 8-K Item 4.01 filed on May 8, 2008
File #1-32830

Dear Mr. Gordon,

On May 22, 2008, we filed an amendment to the Current Report on Form 8-K/A (the “Amended Form 8-K”) for India Globalization Capital, Inc. (the “Company”).

In addition, we have set forth below the Company’s responses to the Staff’s comments raised in your letter dated May 14, 2008 and received by the Company on May 19, 2008 regarding our Form 8-K dated May 2, 2008.  For ease of your review, the Company’s responses are set forth below the text of each comment raised in your letter.

1.
Please amend your Item 4.01 Form 8-K to disclose, in accordance with Item 304(a)(1)(ii) of Regulations S-B, whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  If the accountant did not issue a report during their engagement, you should disclose this within the Form 8-K.

In response to Comment #1, the Amended Form 8-K discloses that our former auditor, McGladrey and Pullen, LLP (“M&P”), did not issue a report during its engagement with the Company.  Further, we took an opportunity to cross reference to our Current Report on Form 8-K filed on January 30, 2008 with the Securities and Exchange Commission, in which we announced the retention of M&P and termination of our former accounting firm Goldstein Golub Kessler LLP (“GGK”).

2.            To the extent that you make changes to the Form 8-K to comply with  our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statement made in your revised Form 8-K.

In response to Comment #2, we obtained and filed an updated letter from M&P, as Exhibit 16.1 to our aforementioned Form 8-K/A, which states that the firm agrees with the statements contained in our Form 8-K/A.  In addition, for the sake of clarity, we obtained and filed a letter from GGK as Exhibit 16.2 to our Form 8-K/A, which states that the GGK agrees with the statements contained in our Form 8-K/A that pertain to it.

3.
The audit firm Yoganandh and Ram is not recognized by the staff of the SEC.  Foreign auditors that wish to practice before SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings.  The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X.  Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements.

In response to Comment #3, we have advised our new accountants, Yoganandh & Ram, Chartered Accountants (“Y&R”), of Comment #3 and we have discussed this matter with Mr. Kevin Stout, Staff Accountant in the Office of the Chief Accountant.  Y&R intends to follow the SEC’s process promptly and fully take all steps necessary to demonstrate its knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements.

*****

In addition, we understand we are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff and endeavor to be certain that they have provided all information investors require.  Since we are in possession of all facts relating to a company's disclosure, we are responsible for the accuracy and adequacy of the disclosures we make.  We also acknowledge the following:

·	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we have been advised that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in their review of our filing or in response to their comments on our filing.

If you have any questions, please do not hesitate to contact me on 301/983-0998.

Very truly yours,
/s/ Ram Mukunda
Ram Mukunda
President and CEO